JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 5, 2014

Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”) N-14; File Nos. 333-194631

Dear Ms. Fettig:

In response to your request, this letter discusses our analysis of the factors outlined in the North American Security Trust no action letter (pub. avail. August 5, 1994) supporting our determination that the Acquiring Fund will be the accounting survivor following the reorganization of each of the Acquired Funds into the Acquiring Fund, as detailed in the above-referenced N-14.

As a starting point, we observe that the Acquiring Fund will be the surviving legal entity whose performance will be used going forward.

1. Portfolio Management – This factor examines which Fund’s portfolio managers will manage the surviving portfolio. In this regard, the current portfolio management team of the Acquiring Fund will continue to manage the Acquiring Fund after the reorganizations.

2. Portfolio Composition – This factor looks at the portfolio composition of the merged entity against the Acquired and Acquiring Funds’ historical composition to determine whether the merged entity will be closer to the Acquired Fund or the Acquiring Fund. Because most of the holdings of the Acquired Funds are permitted investments for the Acquiring Fund, it is anticipated that upon completion of the proposed reorganization(s), the Acquiring Fund will absorb substantially all of the holdings of the Acquired Fund(s). Further, the Acquiring Fund’s investment strategy will prevail, and the portfolio managers do not anticipate that there will be material re-positioning of the portfolio of the Acquiring Fund as a result of the proposed reorganization(s). Any repositioning of the Acquiring Fund in connection with the reorganizations is anticipated to represent less than 5% of the value of its assets. As a result, the portfolio composition of the Acquiring Fund after the reorganizations will be substantially the same as it was prior to the reorganizations.

3. Investment Objectives, Policies and Restrictions – This factor considers each of these attributes of the merged entity against the Acquired and Acquiring Funds’ policies. We reviewed and compared the investment objectives, investment strategies and restrictions to understand the differences, if any, between the Acquired and Acquiring Funds. Based upon our review, we concluded that since each Fund has a fundamental policy to invest at least 80% of its assets in municipal securities it is anticipated that any security eligible under the Acquired Funds’ fundamental policy would be eligible under the Acquiring Fund’s fundamental policy. Moreover, none of the Acquiring Fund’s investment objectives, policies or restrictions will be changed as a result of the reorganizations.

4. Expense Structures and Expense Ratios – This factor considers the load structures, expense ratios and investment advisory fees to measure which Fund the final product more closely resembles.

a. The investment advisory fees of the Acquired Funds and Acquiring Fund are the same and will not be changed as a result of the reorganizations.

b. The gross expense ratio for each class of the Acquiring Fund upon consummation of the reorganizations is estimated to be lower than the gross expense ratio for the corresponding class of each of the

Acquired Funds both before and after the reorganizations. Further, the expense caps for each class of shares of the Acquiring Fund will be the same as those of the pre-merger Acquiring Fund, which are lower than the expense caps for the corresponding classes of all three of the Acquired Funds.

5. Asset Size – This factor examines the relative size of each Fund in determining the accounting survivor. The Acquiring Fund is substantially larger than each of the Acquired Funds. As of May 21, 2014, the Acquiring Fund had AUM of approximately $3,683 million, whereas the Acquired Funds each had AUM of $72 million, $66 million, and $177 million, respectively.

Based on the above, we believe that the accounting survivor should be the Acquiring Fund.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 623-2425.

Sincerely,

/s/ Pamela L. Woodley
Pamela L. Woodley
Assistant Secretary

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